Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Six Months Ended July 30, 2016 and August 1, 2015
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Six Months Ended		Fiscal Year Ended
(dollars in millions)	Jul 30, 2016	Aug 1, 2015	Jan 30, 2016	Jan 31, 2015	Feb 1, 2014	Feb 2, 2013	Jan 28, 2012
Earnings from continuing operations before income taxes	$1,838	$2,180	$4,923	$3,653	$4,121	$5,056	$4,621
Capitalized interest, net	9	7	16	(1)	(14)	(12)	6
Adjusted earnings from continuing operations before income taxes	1,847	2,187	4,939	3,652	4,107	5,044	4,627
Fixed charges:
Interest expense (a)	306	309	616	619	641	721	750
Interest portion of rental expense	53	54	108	108	108	106	110
Total fixed charges	359	363	724	727	749	827	860
Earnings from continuing operations before income taxes and fixed charges	$2,206	$2,550	$5,663	$4,379	$4,856	$5,871	$5,487
Ratio of earnings to fixed charges	6.14	7.02	7.82	6.02	6.48	7.10	6.38
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.